Audiobridge Inc.

Financial Statements for year end 2018 and 2019 (Unaudited)

audiobridge

BALANCE SHEET

As of December 31, 2019

	TOTAL	
	AS OF DEC 31, 2019	AS OF DEC 31, 2018 (PY)
ASSETS		
Current Assets		
Bank Accounts		
1000 audiobridge - Main Checking	61,918.86	27,861.98
Total Bank Accounts	**$61,918.86**	**$27,861.98**
Accounts Receivable		
Accounts Receivable (A/R)	20,000.00	0.00
Total Accounts Receivable	**$20,000.00**	**$0.00**
Other Current Assets		
Undeposited Funds	0.00	0.00
Total Other Current Assets	**$0.00**	**$0.00**
Total Current Assets	**$81,918.86**	**$27,861.98**
TOTAL ASSETS	**$81,918.86**	**$27,861.98**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)	12,681.15	1,543.15
Total Accounts Payable	**$12,681.15**	**$1,543.15**
Credit Cards		
Spark Business	108.24	1,517.17
Total Credit Cards	**$108.24**	**$1,517.17**
Other Current Liabilities		
Direct Deposit Payable	0.00	
Payroll Liabilities		
CA PIT / SDI	109.29	
CA SUI / ETT	74.84	
Federal Taxes (941/944)	1,473.71	
Federal Unemployment (940)	42.00	
TN Quarterly Taxes	131.27	
Total Payroll Liabilities	**1,831.11**	
Total Other Current Liabilities	**$1,831.11**	**$0.00**
Total Current Liabilities	**$14,620.50**	**$3,060.32**
Total Liabilities	**$14,620.50**	**$3,060.32**
Equity		
Equity Investment	550,500.00	150,000.00
Opening Balance Equity	0.00	0.00
Retained Earnings	-125,198.34	
Net Income	-358,003.30	-125,198.34
Total Equity	**$67,298.36**	**$24,801.66**
TOTAL LIABILITIES AND EQUITY	**$81,918.86**	**$27,861.98**

audiobridge

PROFIT AND LOSS

January - December 2019

	TOTAL	
	JAN - DEC 2019	JAN - DEC 2018 (PY)
Income	**$618.74**	**$100.00**
GROSS PROFIT	**$618.74**	**$100.00**
Expenses		
Advertising & Marketing	2,829.63	7,457.29
Bank Charges & Fees	-647.23	-743.18
Contractors	217,923.90	94,977.55
Design	1,862.00	
Dues & Subscriptions	6,600.49	3,888.77
Insurance	317.17	
Job Supplies	455.95	
Legal & Professional Services	37,862.73	3,221.50
Meals & Entertainment	1,349.81	368.60
Office Supplies & Software	937.14	424.52
Payroll Expenses	32,648.97	
Recruiting	55.25	219.77
Rent & Lease	6,955.00	2,799.52
Salaries & Wages	34,100.00	11,725.00
Taxes & Licenses	1,600.00	
Travel	13,771.23	955.05
Unapplied Cash Bill Payment Expense		3.96
Total Expenses	**$358,622.04**	**$125,298.35**
NET OPERATING INCOME	**$ -358,003.30**	**$ -125,198.35**
Other Expenses	**$0.00**	**$ -0.01**
NET OTHER INCOME	**$0.00**	**$0.01**
NET INCOME	**$ -358,003.30**	**$ -125,198.34**

audiobridge

STATEMENT OF CASH FLOWS

January - December 2018

	TOTAL
OPERATING ACTIVITIES	
Net Income	-125,198.34
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	0.00
Accounts Payable (A/P)	1,543.15
Spark Business	1,517.17
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**3,060.32**
Net cash provided by operating activities	**$ -122,138.02**
FINANCING ACTIVITIES	
Equity Investment	150,000.00
Opening Balance Equity	0.00
Net cash provided by financing activities	**$150,000.00**
NET CASH INCREASE FOR PERIOD	**$27,861.98**
CASH AT END OF PERIOD	**$27,861.98**

audiobridge

STATEMENT OF CASH FLOWS

January - December 2019

	TOTAL
OPERATING ACTIVITIES	
Net Income	-358,003.30
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-20,000.00
Accounts Payable (A/P)	11,138.00
Spark Business	-1,408.93
Direct Deposit Payable	0.00
Payroll Liabilities:CA PIT / SDI	109.29
Payroll Liabilities:CA SUI / ETT	74.84
Payroll Liabilities:Federal Taxes (941/944)	1,473.71
Payroll Liabilities:Federal Unemployment (940)	42.00
Payroll Liabilities:TN Quarterly Taxes	131.27
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-8,439.82**
Net cash provided by operating activities	**$ -366,443.12**
FINANCING ACTIVITIES	
Equity Investment	400,500.00
Net cash provided by financing activities	**$400,500.00**
NET CASH INCREASE FOR PERIOD	**$34,056.88**
Cash at beginning of period	27,861.98
CASH AT END OF PERIOD	**$61,918.86**

Audiobridge, Inc.

Statement of Changes in Stockholder's Equity

For the period from January 1, 2019 to December 31, 2019

	Common Stock		Additional Paid-in-Capital	Retained Earnings	Total
	Shares	Amount			
Balance, January 1, 2019		$ -	$ -	$ (125,198.35)	$ (125,198.35)
Net loss		$ -	$ -	$ (358,003.30)	$ (358,003.30)
Issuance of Common Stock	5,030,500.00	$ -	$ 550,500.00	$ -	$ 550,500.00
Other Comprehensive Income		$ -	$ -	$ -	$ -
Balance, December 31, 2019	5,030,500.00	$ -	$ 550,500.00	$ (483,201.65)	$ 67,298.35

1. **Summary of Significant Accounting Policies**

Nature of Business

The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company"). The financial statement only includes information from inception (April 19, 2018) through December 31, 2019.

Audiobridge, Inc. was incorporated in the State of Delaware on March 1, 2019. The entity was previously a Virginia LLC registered in the Commonwealth of Virginia on April 19, 2018 under the name audiobridge LLC but was converted to a Delaware corporation on the above stated date.

audiobridge is revolutionizing how the world makes music by being mobile-first and mobile-only, bringing the professional recording studio process to the mobile devices that the majority of the world already uses every day. By combining modern software techniques with a carefully planning user experience, audiobridge will be the world's first fully guided music creation platform, allowing creators to focus on the nuances of their song rather than the nuances of the software.

audiobridge, originally released as a product under CEO Matt Miller's consultancy Miller Media LLC, became independent in 2018 and is headquartered in Walnut Creek, CA.

Fiscal Year

The Company operates on a December 31st year-end.

Principles of Consolidation and Basis of Accounting

The consolidated financial statements include the accounts of audiobridge LLC and Audiobridge, Inc. audiobridge LLC was the original California LLC entity under which the company operated but was converted to a Delaware C-Corporation on March 1, 2019. The accompanying consolidated financial statements have been prepared on the cash basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2019, the Company held no cash equivalents.

Accounts Receivable

At December 31, 2019, the company currently has no accounts receivable.

Inventory

At December 31, 2019 the company has no physical inventory requirements for finished goods. All company product is virtual, including, but not limited to the customer-facing mobile application and proprietary codebase therein.

Employee Benefit Plans

The Company currently does not provide health insurance or life insurance to its employee. Paid vacation plans are applied as needed in accordance with the employee's state employment laws.

Intangible Assets

The Company has recorded intangible assets at cost. The intangible assets consist of the company trademark, proprietary software and R&D.

Foreign Currency

The financial statements are presented in United States Dollars, ("USD"), which is the reporting currency and the functional currency of the Company. In accordance with ASC 830, Foreign Currency Matters, foreign denominated monetary assets and liabilities are translated to their USD equivalents using foreign exchange rates which prevailed at the balance sheet date. Nonmonetary assets and liabilities are translated at exchange rate prevailing at the transaction date. Revenue and expenses were translated at the prevailing rate of exchange at the date of the transaction. Related translation adjustments are reported as a separate component of stockholders' equity/(deficit), whereas gains or losses resulting from foreign currency transactions are included in results of operations.

Concentrations of Credit Risk

With additional funding and monetization, cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

Revenue Recognition

The Company characterizes itself as pre-revenue as of December 31, 2019 having not begun execution of a monetization strategy. The Company has recorded $150.09 in revenue from inception through December 31, 2019 in the form of direct, fixed-price sales of the mobile application.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $350,839.57 from inception through December 31, 2019.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Values of Financial Instruments

Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgement regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Leases

The Company does not currently have any lease commitments.

Long-term debt and available credit

The Company does not currently hold any long-term debt. The Company has available credit totalling $11,975 minus any liabilities.

Investments

The Company does not currently have any investments or financial accounts outside of its operating accounts.

Deferred Compensation

The Company does not currently have any deferred compensation commitments.

Business Segments

The Company currently has one operating segment represented by the preceding Balance Sheet, Profit and Loss Statement and Statement of Cash Flows.

2. <u>Commitments and Contingencies</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. <u>Property and Equipment</u>

Property and equipment consisted of the following at December 31, 2019:

Property and equipment at cost:
Office equipment $ 887.87

Depreciated over five years

Total $ 177.57

4. **Loans Receivable – Related Parties**

No loans have been issued by the Company.

5. **Equity**

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is fifteen million (15,000,000). As of December 31, 2019, 9,949,500 shares have been issued and are outstanding.

Equity Based Compensation
The equity-based compensation plan authorizes 1,500,000 stock options to be granted. The remaining are available for future issuance. The Company maintains the following two vesting schedules:

1. One fourth (1/4th) of the shares subject to the option will vest on the one year anniversary of the Vesting Commencement Date and an additional one forty-eighth (1/48th) of the aggregate number of shares subject to the option will vest on the corresponding day of each month thereafter (or if there is no such corresponding day, on the last day of such month), subject to the Participant continuing to be an employee or Service Provider of the Company through each such date.

2. Three forty-eighths (3/48th) of the shares subject to the option will vest on the three month anniversary of the Vesting Commencement Date and an additional one forty-eighth (1/48th) of the aggregate number of shares subject to the option will vest on the corresponding day of each month thereafter (or if there is no such corresponding day, on the last day of such month), subject to the Participant continuing to be an employee or Service Provider of the Company through each such date.

6. **Subsequent Events**

The Company is in the process of granting 300,000 stock options to a current employee through a standard vesting schedule (#2 above) commencing on March 18, 2020. These options will fully vest on March 5, 2024.